[redacted]

15045732

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 26 2015
WASH., DC
201

SEC FILE NUMBER
8- 69123

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MBS SOURCE ETRADING, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9725 SE 36TH STREET, SUITE 410
(No. and Street)

MERCER ISLAND	WA	98040
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MIHAI SZABO (206) 542-3837
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON SULLIVAN LLP
(Name – *if individual, state last, first, middle name*)

601 UNION ST, STE 2300	SEATTTLE	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MIHAI SZABO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MBS SOURCE ETRADING, INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

SUZANNE P. RIDDELL COMMISSION EXPIRES NOTARY PUBLIC APRIL 6, 2018 STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (NOT APPLICABLE)
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. *
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (SEE THE SEPARATE BOUND REPORT)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)
- ☒ (o) Exemption Report Required by SEC Rule 17a-5(d)(1)(i)(B)(2).

* Reserve Requirements are not applicable

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C O N T E N T S

petersonsullivan LLP

Certified Public Accountants
& Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors
MBS Source eTrading, Inc.
Mercer Island, WA

We have audited the accompanying financial statements of MBS Source eTrading, Inc. ("the Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The following supplementary information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements:

- Schedule I, Computation of Net Capital Under Rule 15c3-1.
- Schedule II, Reconciliation Between the Computation of Net Capital per the Broker's Unaudited Focus Report, Part IIA, and the Audited Computation of Net Capital

The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Peterson Sullivan LLP

February 20, 2015

601 Union Street
Suite 2300
Seattle, WA 98101

(206) 382-7777 MAIN
(206) 382-7700 FAX

pscpa.com

MBS SOURCE ETRADING INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS		
Cash	$	371,443
Accounts receivable, net of doubtful accounts of $880		28,468
Prepaid expenses		17,839
Clearing deposit		25,001
Other assets		3,749
	$	446,500
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$	2,946
Deferred revenue		63,944
Income tax payable		5,157
Other accrued expenses		8,033
Total liabilities		80,080
Stockholder's equity		
Common stock, $0.001 per value, 20,000,000 shares authorized, 2,000,000 shares issued and outstanding		2,000
Preferred stock, $0.001 per value, 5,000,000 shares authorized, none issued and outstanding		
Retained earnings		364,420
Total stockholder's equity		366,420
	$	446,500

See Notes to Financial Statements

MBS SOURCE ETRADING INC.

STATEMENT OF INCOME
For the Year Ended December 31, 2014

Revenue		
Subscription income	$	718,723
Trade commissions		68,038
Rental Income		18,000
Interest income		15
Other Income		1,215
		805,991
Expenses		
Salaries and related expenses		415,733
License and permits		100,101
Rent expense		42,604
Professional fees		34,087
Data Fees Services		21,385
Bad debt		16,280
Other taxes		10,084
Clearing expenses		9,819
Office expense		8,490
Travel expenses		5,701
		664,284
Income before taxes		141,707
Income taxes – current		37,832
Net income	**$**	**103,875**

See Notes to Financial Statements

MBS SOURCE ETRADING INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2014

	Common Stock	Preferred Stock	Retained Earnings	Total
Balance, December 31, 2013	$ 2,000	$ -	260,545	$ 262,545
Net income			103,875	$ 103,875
Balance, December 31, 2014	$ 2,000	$ -	$ 364,420	$ 366,420

See Notes to Financial Statements

MBS SOURCE ETRADING INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

Cash Flows from Operating Activities		
Net income	$	103,875
Adjustments to reconcile net income to net cash flows from operating activities		
Bad debt expense		16,280
Changes in operating assets and liabilities		
Accounts receivable		(31,748)
Prepaid expenses		(10,485)
Clearing Deposit		(25,001)
Accounts payable		2,774
Other accrued expenses		7,458
Deferred revenue		63,944
Income tax payable		(28,397)
Net cash flows from operating activities and increase in cash		98,700
Cash, beginning of year		272,743
Cash, end of year	$	371,443
Supplementary cash flow information		
Cash paid during the year for income taxes	$	66,229

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

MBS Source eTrading Inc. ("the Company") was incorporated Washington in May, 11 2012. It is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is member of the Financial Industry Regulatory Authority ('FINRA").

The Company is a broker-dealer trading Mortgage Backed and Asset Backed securities ('MBS/ABS") with other broker-dealers and institutional customers. The Company does not hold security position at the end of the day, all securities purchased are sold, and the buyer is charged a commission. The commission calculation is fully disclosed on the website. The Company is an introducing broker-dealer that started trading activities in August 2014 and clears its transactions on a fully disclosed basis.

The Company's business also includes on-line access to a web based aggregation tool, containing mortgage and asset backed securities information. The Company's customers, who subscribe to the online data service, pay a monthly fee to access the website.

The Company is wholly-owned by MBS Source Holdings, Inc. (the "Parent").

Estimates

The preparation of financial statements is in conformity with accounting principles generally accepted in the United States, which require the Company to make estimates and assumptions that affect the reported amounts during the reporting period. The Company believes that the estimates utilized in preparation of the financial statements are prudent and reasonable. Actual results could differ from the estimates that were used.

Cash

Cash includes cash held in banks. On occasion, the Company had deposits in excess of federally insured limits.

Clearing Agreements

The Company has a sub-clearing agreement with Ridgeway & Conger, Inc., a broker-dealer registered in NY. Ridgeway & Conger, Inc. acts as intermediary and back-office trade ticket processing agent between the Company and the clearing firm called COR Clearing, ("COR"). Ridgeway & Conger, Inc. also transfers funds on behalf of the Company. All trades executed by the Company are cleared by COR. The Company had a $25,000 deposit with COR for a clearing deposit as of period December 31, 2014.

Accounts Receivable

Accounts receivable represent unpaid trading commissions and subscription revenue for the use of the on-line platform. The Company uses the allowance method to recognize accounts receivable that may not be collectible. Management regularly reviews all accounts and determines which are past due (terms vary) and may not be collectible. Any amounts that are written off are charged against the allowance. As of December 31, 2014 $880 was recorded or 3% of Accounts Receivable balance. Approximately 88% of accounts receivable was due from Ridgeway & Conger, Inc. as of December 31, 2014.

Receivables from Ridgeway & Conger, Inc. are not considered allowable assets for purposes of the net capital calculations as Ridgeway is not a clearing firm.

Revenue Recognition

Commissions associated with the securities transactions are recognized on a trade date.

Subscription revenue is billed in advance to the customer and recognized as services are provided. The billing frequency is negotiated and stated in each contract. Customers have in general yearly subscriptions with automatic renewal. Of total subscription income, 29% was earned from two customers for the year ended December 31, 2014.

Deferred Revenue

Deferred revenue includes amounts received in advance for subscriptions. As of December 31, 2014, the deferred revenue balance consists of subscriptions paid in advance from one customer.

Income Taxes

The Company is organized as a Corporation and subject to federal, state and local income taxes.

The Company performs monthly reviews to ascertain its tax liability. Income tax is determined using an asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement basis and tax basis of assets and liabilities at the applicable enacted tax rates. As of December 31, 2014, the Company's deferred assets were insignificant and they did not have any deferred liabilities.

The Company records a liability, if any, for unrecognized tax benefits resulting from uncertain income tax positions taken or expected to be taken in an income tax return. No liability has been recorded for uncertain tax positions or related interest or penalties as of December 31, 2014. Tax years since interception remain subject to examination by the federal agencies (as previously mentioned, the Company was formed in 2012).

Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available to be issued, which is the same date as the independent auditors' report.

Note 2. Related Party Transactions

The Company pays a monthly license fee to a related party for the access to its web based aggregation tool. The Company resells the access to its on-line tool. The Company incurred $100,000 in expenses for the year ended December 31, 2014 under this agreement.

The Company has a lease agreement as described in Note 5. The Company subleases a portion of the property to a related party for a monthly fee of $1,500. The Company received $18,000 in rental income for the year ended December 31, 2014 under this sublease agreement.

Note 3. Concentration of credit risk

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Note 4. Contingencies and Guarantees

Management of the Company believes that there are no contingencies, or guarantees that may result in a loss or future obligation as of December 31, 2014.

Note. 5 Leases

The Company has an office lease agreement with a third party. The office space is leased under an operating lease expiring on December 31, 2016. The lease cannot be canceled before December 31, 2015. The option to terminate after December 31, 2015 requires 6 months advance written notification and payment of a penalty in amount of 3 months of rent.

Future lease payments under this operating lease for the remainder of the lease for years ending December 31 are as follows:

2015	$	43,422
2016		44,240
	$	87,662

As noted in Note 2, a related party agreed to sublease part of the office space. Future minimum lease revenue from subletting the space for years ending December 31 are as follows:

2015	$	18,000
2016		18,000
	$	36,000

Note 6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of 6 2/3% of total aggregate indebtedness or $5,000, whichever is greater. At December 31, 2014, the required minimum net capital was $5,339. The Company had a computed net capital of $316,364 as of December 31, 2014, which was in excess of the required net capital level by $311,025. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. As of December 31, 2014, the Company's ratio of aggregate indebtedness to net capital was 0.25 to 1.

SUPPLEMENTARY INFORMATION

MBS SOURCE ETRADING INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2014

COMPUTATION OF NET CAPITAL

Stockholder's equity'	$	366,420
Deductions		
Accounts Receivable		(28,468)
Prepaid expenses		(17,839)
Other assets		(3,749)
		(50,056)
Net capital		316,364
Minimum net capital		5,339
Excess net capital	$	311,025

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable	$	2,946
Deferred revenue		63,944
Income tax payable		5,157
Other accrued expenses		8,033
Total aggregate indebtedness	$	80,080

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $5,000, whichever is greater)	$	5,339
Percentage of aggregate indebtedness to net capital		25%
Ratio of aggregate indebtedness to net capital		0.25 to 1

MBSs Source eTrading Inc. is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(ii).

MBS SOURCE ETRADING INC.

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER
THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE
AUDITED COMPUTATION OF NET CAPITAL
December 31, 2014

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	315,484
Adjustments made after the Focus report filing		
Decrease in accounts receivable, net of estimated doubtful accounts		865
Decrease in prepaid expenses		15
Net capital per audited financial statements	$	316,364

petersonsullivan LLP

Certified Public Accountants
& Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

To the Stockholders and the Board of Directors
MBS Source eTrading, Inc.
Mercer Island, WA

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEC Rule 17a-5, in which (1) MBS Source eTrading, Inc. ("the Company") identified the provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) the Company stated that MBS Source eTrading, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Peterson Sullivan LLP

February 20, 2015

601 Union Street
Suite 2300
Seattle, WA 98101

(206) 382-7777 MAIN
(206) 382-7700 FAX

pscpa.com

MBS Source eTrading, Inc.'s Exemption Report

MBS Source eTrading, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k) (2)(ii) (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year December 31, 2014 from January 1, 2014 to December 31, 2014 without exception.

MBS Source eTrading, Inc.

By: Mihai Szabo

Signature ______________

Title: CEO

Date of report 1/12/15

petersonsullivan LLP

Certified Public Accountants
& Advisors

INDEPENDENT ACCOUNTANTS' REPORT ON AGREED-UPON PROCEDURE ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Stockholders and the Board of Directors
MBS Source eTrading, Inc.
Mercer Island, WA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by MBS Source eTrading, Inc. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by The American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (such as details from the Company's general ledger), noting no differences.

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (such as details from the Company's general ledger) supporting the adjustments, noting no differences.

601 Union Street
Suite 2300
Seattle, WA 98101

(206) 382-7777 MAIN
(206) 382-7700 FAX

pscpa.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Peterson Sullivan L.L.P.

February 20, 2015

MBC SOURCE eTRADING, INC.

SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS (FORM SIPC-7)
For the Year Ended December 31, 2014

Total assessment for the year ended December 31, 2014	$	1,990
Payment made with SIPC-6		(886)
Amount due with Form SIPC-7	$	1,104